Exhibit (a)(1)(M)

FROM:	Robert J. Doran, Chief Executive Officer
SUBJECT:	Granite City Food & Brewery Ltd. Amendment No. 2 to Offer to Exchange Certain Outstanding Options for New Options
DATE:	June 10, 2011

I write to inform you of an additional change to Granite City’s Offer to Exchange Certain Outstanding Options for New Options (“the Exchange Offer”), which began on May 25, 2011.  Sixteen days ago, you received a package of materials related to the Exchange Offer.  Four days ago, you received Amendment No. 1 to the Exchange Offer.  Enclosed with this letter is Amendment No. 2 to the Offer to Exchange, which sets forth Granite City’s ratios of earnings to fixed charges.  Although we don’t believe this additional information represents a “material change” to the Exchange Offer, we are supplying this information to you simply to keep you informed.

This offer is being made under the terms and subject to the conditions of the Offer to Exchange, as amended and supplemented, and the related election form and withdrawal form, which have been provided to you and which are available in our filing with the U.S. Securities and Exchange Commission (the “SEC”), which can be accessed on the SEC’s website at http://www.sec.gov.  You should read carefully all of these documents before you decide whether to participate in the offer.

As previously explained, participation is completely voluntary.  Participating in the offer involves risks that are discussed under “Risks of Participating in the Offer” in the Offer to Exchange.  We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer.  If you choose not to participate, you will retain your current options under their current terms and conditions.

Please carefully read all of the offer documents as amended and supplemented.  You should direct questions about this offer and requests for additional copies of the Offer to Exchange and the other offer documents as amended and supplemented from time to time to either James G. Gilbertson by phone at (952) 215-0676 or by e-mail at jgilbertson@gcfb.net or Monica A. Underwood by phone at (952) 215-0662 or by e-mail at munderwood@gcfb.net.